UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(AMENDMENT NO. 1)*

Surge Global Energy, Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

86880 T 10 0
(CUSIP Number)

June 17, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 5 Pages

CUSIP No. 86880 T 10 0	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS: Fisher Family Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	5	SOLE VOTING POWER:

NUMBER OF		500,000

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		500,000

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	500,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
	1.6%[1]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
	CO
 ______________
1 As of June 17, 2008, 31,947,387 shares of the issuer’s common shares were issued and outstanding.

CUSIP No. 86880 T 10 0	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:
Surge Global Energy, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
990 Highland Drive, Suite 206
Solana Beach, CA 92075

Item 2(a).	Name of Person Filing:
Fisher Family Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence:
1129 Lansdowne Avenue SW
Calgary, Alberta
Canada T2S 1A4

Item 2(c).	Citizenship:
Canada

Item 2(d).	Title of Class of Securities:
Common stock, $.001 par value

Item 2(e).	CUSIP Number:
86880T 10 0

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	[ ]	Broker or dealer registered under Section 15 of the Act;

	(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act;

	(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

	(g)	[ ]	A parent holding company or contact person in accordance with Rule 13d- 1(b)(1)(ii)(G);

	(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 86880 T 10 0	13G	Page 4 of 5 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	(a)	Amount Beneficially Owned: 500,000 shares of Common Stock

(b)	Percent of Class: 1.6%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote of 500,000 shares of Common Stock.

(ii)	shared power to vote or to direct the vote 0 shares of Common Stock.

(iii)	sole power to dispose or to direct the disposition of 500,000 shares of Common Stock.

(iv) shared power to dispose or to direct the disposition of 0 shares of Common Stock.
Item 5.	Ownership of Five Percent or Less of a Class

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

The Reporting Person sold Convertible Preferred Shares convertible into 2,810,290 shares of Common Stock of the issuer plus 500,000 shares of the Issuer’s Common Stock in exchange for 142,159 North Peace Energy shares valued at $1.63 per share.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification:

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 86880 T 10 0	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2008	FISHER FAMILY TRUST

	By:	/s/ Dale Fisher
Dale Fisher, Trustee